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Exhibit 21.0

                           Subsidiaries of Western Bancorp

1.   M.B. Mortgage Company, Inc., a California corporation
2.   Santa Monica Bank, a California corporation
3.   Southern California Bank, a California corporation
4.   WBC Management Company, Inc., a California corporation
5.   Venture Partners, Inc., a California corporation
6.   SMB Development Company, a California Company